 SD 1 form_sd.htm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

BRITISH AMERICAN TOBACCO P.L.C.
(Exact name of the registrant as specified in its charter)

England and Wales	001-38159	98-0207762
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Globe House 4 Temple Place London WC2R 2PG United Kingdom
(Address of principal executive offices)

Paul McCrory, +44 (0)20 7845 1000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

⌧	Rule 13p‑1 under the Securities Exchange Act (17 CFR 240.13p‑1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of British American Tobacco p.l.c.’s (“BAT”) Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available at www.bat.com/reporting. The information contained in, and that can be accessed through, either BAT’s website or any website referred to in the Conflict Minerals Report is not, and shall not be deemed to be, a part of this Form SD or incorporated into any other filings BAT makes with the Securities and Exchange Commission.

Item 1.02 Exhibit

A copy of BAT’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BRITISH AMERICAN TOBACCO P.L.C.

By:	/s/ Tadeu Marroco
	Name:	Tadeu Marroco
	Title:	Finance and Transformation Director

Date:  May 13, 2022